

December 3, 2010

Michael Friess, Chief Executive Officer
Fona, Inc.
5353 Manhattan Circle, Suite 101
Boulder, CO 80303

> **RE:** **Fona, Inc.**
> **Form 10, Amendment 1**
> **Filed November 19, 2010**
> **File No.: 0-54129**

Dear Mr. Friess:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10 filed on November 19, 2010

Item 1. Description of Business, page 2

1. We note your response to comment 23. Please clarify this sections description of "Blank check preferred stock."

Item 5. Directors and Executive Officers, page 11

2. We note your response to comment 10. Please revise to indicate the name of the business corporation or other organization in which Michael Friess practices law. Also clarify how long he has practiced law in the State of Colorado.

Certain Relationships and Related Transactions and Director Independence, page 16

3. At the end of the fourth paragraph of this section, please clarify your reference to parents of the company.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4 Controls and Procedures, page 10

(a) Evaluation of disclosure controls and procedures, page 10

4. We note that your disclosure that you maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information is accumulated and communicated to management timely. It appears that you are discussing a partial definition of disclosure controls and procedures. Please clarify that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is *recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.* Please confirm, if true, that your disclosure controls and procedures encompass the entire definition from Exchange Act Rule 13a-15(e) and revise future filings. Provide us with the text of your proposed disclosure to be included in future filings based on your DC&P evaluation as of September 30, 2010.

5. We note your disclosure that you maintain a system of disclosure controls and procedures that is designed to provide "reasonable assurance." Clarify, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Please provide us with proposed disclosure and revise future filings. Refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

6. We note your disclosure that your Certifying Officers "concluded that [your] disclosure controls and procedures are effective in timely alerting them to material information relative to [your] company is disclosed." The effectiveness conclusion is stated in terms that is more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). To the extent you include the definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in Exchange Act Rule 13a-15(e). Please provide us with the text of your proposed disclosure to be included in future filings based on your DC&P evaluation and conclusion as of September 30, 2010.

7. We further note that you conducted your evaluation of the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report." Please note that Item 307 of Regulation S-K provides that such evaluation should be completed *as of the end of the period covered by the report*. Please provide us with proposed disclosure and revise your future filings.

Exhibits 31.1 and 31.2

8. Please revise your certifications in future filings to add the statement "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and to replace "quarterly report" with "report" accordingly. Refer to Item 601(b)(31)(i) of Regulation S-K.

You may contact Raquel Howard at (202) 551-3291 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,
John Reynolds

Assistant Director
Office of Beverages, Apparel and
Health Care Services